Exhibit 99.1

Equity Transfer Agreement

between

AGM Group Holdings Inc.

and

Peng Liu

on

AGM Technology Limited

September 5, 2025

i

Equity Transfer Agreement

This Equity Transfer Agreement (the “Agreement”) is entered into in Hong Kong, the People’s Republic of China, on September 5, 2025 (the “Signing Date”) by and among the following parties:

1.	AGM Technology Limited, a private company limited by shares duly incorporated and validly existing under the laws of Hong Kong, with its registered address at Room 1201, 12/F., Connaught Commercial Building, 185 Wanchai Road, Wan Chai, Hong Kong.(the “Target Company”)

2.	AGM Group Holdings Inc., a company limited by shares duly incorporated and existing under the laws of the British Virgin Islands, with its registered address at OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands ..(the”Transferor”)

3.	Peng Liu, a citizen of the People’s Republic of China, holding a passport of the People’s Republic of China, passport number: E62933419.(the “Transferee”).

In this Agreement, each of the above parties is referred to as “Party” individually and collectively as “Parties”.

Whereas:

1.	As of the signing date of this Agreement, the equity structure of the Target Company is as set forth in Part I of Annex I to this Agreement, and the Transferor holds 100% of the equity interest in the Target Company directly (the “Target Equity”).

2.	The Transferor agrees to sell to the Transferee the Target Equity held by it in accordance with the terms and conditions of this Agreement, and the Transferee agrees to purchase the Target Equity from the Transferor in accordance with the terms and conditions of this Agreement.

3.	As of the Closing Date (as defined in Article 3.1) under this Agreement, the transferee shall directly hold 100% of the equity interest in the Target Company.

Therefore, in consideration of the foregoing and the mutual covenants contained herein, the Parties hereby agree as follows:

Article 1 Definition and Interpretation

1.1	Unless otherwise agreed in the context of this Agreement, the following terms have the following meanings in this Agreement:

1.1.1	This transaction: Refers to the transactions agreed under this Agreement, including but not limited to the transactions mentioned in Article 2 of this Agreement.

1.1.2	Commitment party: (i) If the delivery does not occurred, refers individually and collectively to the Target Company and the Transferor, and (ii) If the delivery occurs, refers to the Transferor (for the avoidance of doubt, in the event of Closing, the Target Company shall from the outset cease to be a Commitment party).

1.1.3	Transaction documents: Refers to this agreement and other documents stipulated in this agreement and other documents related to this transaction.

1.1.4	Closing date: Refers to the date on which both of the following conditions are satisfied under this Agreement: (i) payment of the Transfer Consideration is completed, and (ii) completion of the registration of changes with the relevant authority for the Target Company.

1.1.5	Affiliate: For the purpose of this Agreement, an affiliate of any person or entity includes any company, partnership, joint venture, or other entity or individual that controls, is controlled by, or is under common control with such person/entity; the “Affiliate” of a natural person also includes the person’s close relatives, including spouse, parents, grandparents, maternal grandparents, siblings and their spouses, children and their spouses, grandchildren and their spouses, and great-grandchildren and their spouses. For the purposes of this Agreement, the Transferee and its Affiliates shall not be deemed Affiliates of the Target Company or the Transferor.

1.1.6	Control: Relative to the relationship between two or more subjects, it means that whether it is actually exercised or not, directly or indirectly, or as a trustee or executor, it has the power to give instructions or instruct others to give instructions on the business, affairs, management or decision-making of one subject, whether by owning shares, equity, voting rights or voting securities, or as a trustee or executor, whether according to contracts, agreements, trust arrangements or other means. Including but not limited to (i) directly or indirectly owning fifty percent (50%) or more of the issued shares or equity of the entity, (ii) directly or indirectly owning fifty percent (50%) or more of the voting rights of the entity, and (iii) directly or indirectly having the right to appoint most members of the board of directors or similar management organizations of the entity; Or (iv) controlling or influencing the business decisions of the entity by other means. “Controlled” and “jointly controlled” have meanings related to the above explanation.

1.1.7	Rights burden: Refers to any mortgage, pledge, lien (including but not limited to tax priority, revocation, and subrogation rights), lease, license, option, restriction, pre emptive right, pre emptive right, debt burden, pre emptive arrangement, any third-party right or interest, restrictive commitment, condition, or any kind of restriction (including but not limited to any restriction on use, voting, transfer, revenue, or other exercise of ownership rights) or any form of security interest, or any form of arrangement with similar effects restricted by third-party rights.

1.1.8	Liabilities: Refers to all debts, responsibilities and obligations, whether accumulated or fixed, absolute or contingent, due or unexpired, confirmed or undetermined, including but not limited to those arising under any laws, demands or government orders, and those arising under any contract, agreement, promise or commitment.

1.1.9	Intellectual property: Refers to all rights in the world arising from or relating to the following, whether they are protected, created or generated based on the laws of the Hong Kong Special Administrative Region of the People’s Republic of China, other countries or regions’ regulations or international treaties: (i) All inventions, utility models, designs (whether patentable or not) and their improvements, all patents, patent applications and patent disclosure; (ii) All registered trademarks, registered trademark application rights, brands, goodwill, logos, service marks, trade names, company names and their translations; (iii) All works that can obtain copyright (whether registered or not), all copyright registration or registration applications; (iv) All computer software and systems (including data and files in them) and their improvements and upgrades (except commonly used office business applications); (v) All other exclusive rights (including but not limited to domain name, proprietary technology and production process); (vi) Confidential information and business secrets; (vii) Any right similar to items (i)-(vi) as stipulated by any law, regardless of whether the above items are registered or not; And (viii) all copies and tangible carriers of the above-mentioned intellectual property rights (in whatever form and by whatever means).

1.1.10	Significant adverse effects: Refers to (i) the Target Company entering into bankruptcy proceedings, liquidation, winding-up, reorganization or debt reorganization, sale of significant assets, or (ii) any circumstance, change, or effect involving the Target Company that, individually or in the aggregate, directly or indirectly, (A) may cause a material adverse effect on the continued existence of the Target Company; or (B) causes, or is reasonably expected to cause, a material adverse effect on the validity, binding force, or performance of the Transaction Documents.

1.1.11	Tax: Refers to any and all taxes, fees, levies, taxes, duties and other charges of any kind levied by any government department (together with any and all interest, fines, surcharges and extra money collected therefrom), including but not limited to: Taxes or other charges levied on income, franchise, incidental income or other profits, total income, property, sales, use, wages, employment, social security, unemployment compensation or net worth; Taxes or other charges of consumption and use tax, withholding tax, transfer tax, value-added tax or profit tax; License, registration and documentation fees; As well as customs duties, taxes and similar charges.

1.1.12	Government departments: Refers to any national, international organization, supranational, federal, state, provincial, local or other similar government, governmental, administrative or administrative institutions, departments or committees or any court, tribunal or judicial or arbitration institution outside or within China.

1.1.13	Governing Law: Refers to all laws, administrative regulations, rules, provisions, policy documents, local government or local government departments’ regulations, decisions and policy documents in force in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong SAR Law”).

1.1.14	Business Day: Refers to any day except Saturday, Sunday and other days on which banks in China are required or authorized by law to be closed.

1.1.15	Calendar Day: Refers to any day, including Saturday, Sunday and other days on which banks in China are required or authorized by law to be closed, as a continuous period.

1.1.16	RMB: Refers to RMB Yuan, the lawful currency of China.

1.1.17	USD: Refers to the lawful currency of the United States.

1.2	Interpretation and principles of interpretation

In this Agreement, unless the context otherwise requires:

1.2.1	When referring to article, appendix, annex, preface, the foregoing or the following in this agreement, it refers to article, appendix, annex, preface, the foregoing or the following in this agreement, and such article, appendix, annex, preface, the foregoing or the following shall be regarded as a part of this agreement;

1.2.2	The title of this agreement is only for convenience of reference and does not affect the meaning or interpretation of this agreement in any way;

1.2.3	When the word “including” is used in this Agreement, it shall be deemed to be followed by “but not limited to”;

1.2.4	Any law defined or mentioned in this agreement or in any agreement or document mentioned in this agreement refers to the law as amended, modified or supplemented from time to time, including the subsequent laws that replace the original laws;

1.2.5	Any agreement, instrument or other document mentioned in this Agreement refers to the agreement, instrument or other document as amended, supplemented or modified from time to time;

1.2.6	References to the subject also refer to its permitted successors and assigns; A reference to any company includes any of its branches;

1.2.7	When the term “Target Company” is used in this Agreement, it refers to AGM Technology Limited;

1.2.8	When the term “target equity” is used in this Agreement, it refers to all the equity of AGM Technology Limited.

1.2.9	The terms “this Agreement’s”, “in this Agreement” and “under this Agreement” and words with similar meanings used in this Agreement refer to the whole of this Agreement rather than a certain clause of this Agreement; and

1.2.10	When this agreement refers to the obligations or responsibilities of any promisor, the promisors shall bear joint obligations or responsibilities with each other.

Article 2 Transfer of the Equity Interest

2.1	Part I of Annex I to this Agreement accurately reflects the equity structure of the Target Company and the equity held by the Transferor in the Target Company as of the signing date of this Agreement, and the Transferor has no objections to such equity structure.

2.2	The Transferor agrees, under the terms and conditions of this Agreement, to sell the corresponding Target Equity to the Transferee on the Closing Date, and the Transferee agrees, under the same terms and conditions, to purchase from the Transferor the Target Equity (i.e., 100% equity of the Target Company).

2.3	The transferor confirms and agrees that there is no right burden on the underlying equity transferred by the transferor to the transferee; The transferee obtains all the rights, ownership and interests of the target equity from the Closing date, including but not limited to the ownership of the target equity and any rights and interests related to or derived from the ownership.

2.4	The Transferor confirms and agrees to ensure that any other third party waives any other rights that may affect this transaction, such as the preemptive right under this Agreement.

2.5	Since the Closing date, the equity structure of the target company is as shown in Part II of Annex I to this Agreement, and the transferee becomes a full shareholder holding 100% equity of the target company, enjoying corresponding shareholder rights and assuming corresponding shareholder obligations; The transferor shall ensure that the transferee and/or its related parties have the actual control right of the target company from the Closing date.

Article 3 Transfer Consideration

3.1	Transfer Consideration

3.1.1	Each party agrees that, subject to the terms and conditions stipulated in this Agreement, as consideration for the Transferee’s purchase of the Target Equity held by the Transferor, the Transferee shall pay to the Transferor and/or to the entity(ies) designated by the Transferor (collectively referred to as the “Transferor’s Designated Entity”) a total amount of USD Six Million Eight Hundred and Fifty Thousand Only (6,850,000) (the “Consideration”) .

3.1.2	The Parties agree that, according to the valuation report of the Target Company as of June 30, 2025 (the “Valuation Report”), the net assets of the Target Company are approximately USD Six Million Six Hundred and Fifty-One Thousand (6,651,000).

3.1.3	The Parties hereby further confirm, acknowledge, and agree that the payment by the Transferee to the Transferor Designated Entity of USD Six Million Eight Hundred and Fifty Thousand Only (6,850,000) shall be deemed as full receipt by the Transferor of the total consideration for the sale and transfer of the Target Equity to the Transferee, and shall constitute full and complete discharge of any obligation of the Transferee to pay consideration for such purchase.

3.1.4	Within fifteen(15) business days from the effective date of this Agreement (the “Signing Date”), the Transferee shall pay the full amount of the Transfer Consideration, being USD Six Million Eight Hundred and Fifty Thousand Only (6,850,000), in advance to the Transferor Designated Entity. The Transferor and the Target Company shall cooperate with the Transferee to complete the registration change with the Companies Registry or relevant governmental authority. The Transfer Consideration shall be paid by the Transferee only upon fulfillment (or written waiver by the Transferee) of all conditions precedent to Closing as listed in Clause 7.1 of this Agreement (“Closing Conditions”). The Closing Date (“Closing Date”) shall be the day on which both of the following conditions are satisfied: (i) the Transfer Consideration has been fully paid; (ii) the Target Company has completed all internal procedures for the share transfer and updated the register of members.

3.1.5	The parties agree that after the completion of the delivery according to the provisions of this Agreement, the aforesaid payment arrangement for transfer consideration or the payment arrangement for transfer consideration agreed by the parties in writing shall not affect the effectiveness of the delivery on the premise that it is performed on time according to schedule agreed by the parties.

3.2	Taxes and Fees

3.2.1	Each party to this agreement shall bear any taxes and fees payable by it in connection with the transaction under this agreement in accordance with applicable laws (for the avoidance of doubt, all taxes and fees paid by this transaction shall be borne by the transferee). If the transferor according to applicable laws and regulations, has the obligation of withholding and remitting according to applicable laws and regulations, the transferee shall unconditionally cooperate with the transferor to fulfill such obligation of withholding and remitting. Excluding taxes and fees, each party shall bear all the expenses of lawyers, accountants, investment consultants and consultants incurred by the party due to the transaction.

3.2.2	If the transferee fails to pay the tax in full for this transaction in accordance with the applicable laws of the Hong Kong Special Administrative Region of the People’s Republic of China or the requirements of the competent tax authorities, any late fees, fines or other liabilities arising therefrom shall be borne by the transferee, and the transferor has the right to pursue the liabilities of the relevant parties for breach of contract and demand compensation from the relevant parties in accordance with the provisions of Article 8 of this Agreement.

Article 4 Delivery

4.1	Document Preparation and Delivery on the Closing Date

4.1.1	The Closing date mentioned in this agreement is the day when the following two conditions are both met: (i) payment of the “Transfer Consideration” as stipulated in Clause 3.1.4 of this Agreement, and (ii) completion of the internal corporate procedures for the share transfer by the Target Company and update of its register of members.

4.1.2	The transferor shall, prior to the agreed Closing Date, procure the legal representative, directors, employees, etc. of the Target Company to sign, prepare, and deliver to the Transferee all documents evidencing the fulfillment of the closing conditions specified in Clause 7.1 of this Agreement, including but not limited to any consents and resolutions required for the Transaction that must be signed by the Transferor and/or the Target Company, or the legal representative, directors, and employees of the Target Company, and any other documents required to be signed and submitted according to the requirements of the relevant governmental authorities for the purpose of this Transaction.

4.2	Manage handover preparation. The Parties agree that, after the signing of this Agreement, the Transferor shall be responsible for organizing the relevant personnel to prepare for the handover of the Target Company. The Parties further agree that, after the Signing Date, the Transferor shall allow the Transferee to assign personnel to the Target Company to understand and familiarize themselves with the Target Company’s management, financial, and asset status, in order to prepare for the management handover of the Target Company. The accounting and tax filing prior to and on the Closing Date shall be the responsibility of the Transferor; those after the Closing Date shall be the responsibility of the Transferee.

4.3	On-site handover. The parties agree that on the Closing date, the transferee shall designate representatives to conduct on-site handover of the relevant assets, documents, and records of the Target Company with representatives designated by the Transferor at the Target Company’s office or another location as agreed by the Parties. On the same day the Transferee’s representatives receive the assets, documents, and records as specified in this clause, they shall sign written confirmation documents based on the handover situation. The assets, documents, and records to be handed over shall include:

4.3.1	Qualifications and Licenses: Including but not limited to the original copies of the Business Registration Certificates, Annual Return forms, and all other licenses and permits issued by government authorities to the Target Company since its establishment, along with a list detailing such qualifications and licenses, including but not limited to the name, license number, issuance date, validity period, annual inspection status, regulatory platform links, and account credentials.

4.3.2	Company Seals: Including but not limited to the corporate seal/company chop, signature stamp, round seal, financial seal, personal seals of directors (if any), and other stamps.

4.3.3	Organizational Documents: Including but not limited to the Target Company’s incorporation form, business registration certificate, annual return, articles of association, register of members, register of directors, share certificates, minutes/resolutions of shareholders’ meetings (shareholders’ decisions), and minutes/resolutions of board meetings (decisions of the executive director), since its incorporation.

4.3.4	Financial and tax information: Including but not limited to all financial and tax materials of the target company since its establishment, including but not limited to all kinds of original vouchers, account books, bank accounts (and their passwords or keys), account USB Banking Token and related management rights, bills, financial statements, account opening licenses and original tax documents of the target company since its establishment.

4.3.5	Assets (if any): All tangible assets, intangible assets and related assets, materials and documents related to intellectual property rights that the target company possesses enjoys ownership or usage right, including but not limited to hardware facilities, office equipment, original lease agreement, access control of leased houses, and relevant certificates of intellectual property rights.

4.3.6	Relevant contracts (if any): The originals of all contracts, agreements, commitments, statements, applications and other forms of legal documents signed by the target company.

4.3.7	Other assets, documents and files related to the target company (if any).

4.4	Change of Bank Account Authorization. The Commitment parties shall, upon the Transferee’s request, apply to the bank on the Closing Date for the change of the authorized signatory on record for all bank accounts of the Target Company to the person designated by the Transferee.

Article 5 Representations and Warranties

5.1	From the signing date of this Agreement (including the signing date of this Agreement) to the Closing date (including the Closing date), each of the Commitment parties hereby severally and jointly makes the following representations and warranties to the Transferee and acknowledges that the Transferee is relying on the truthfulness, accuracy, and completeness of these representations and warranties in all respects in entering into this Agreement and other transaction documents. In the event of any breach of any representation or warranty, each of the Commitment parties shall bear joint and several liability to indemnify the Transferee for any losses caused thereby in accordance with this Agreement:

All debts, payables, and contingent liabilities of the Transferor have been disclosed to the Transferee.

5.1.1	Legal Incorporation. The Target Company is a company limited by shares duly incorporated and validly existing under the laws of the Hong Kong Special Administrative Region of the PRC, and it enjoys good credit standing.

5.1.2	Legal rights of the transferor to Target Equity. The Commitment parties have the legal capacity and authority under the laws of the Hong Kong SAR to enter into this Agreement and other transaction documents to which they are party and to perform their obligations thereunder. Annex I to this Agreement truthfully, accurately, and completely reflects the shareholding structure of the Target Company from the date of signing to immediately before the Closing Date. There is no dispute regarding the Transferor’s actual shareholding ratio listed in Annex I. All historical shareholding changes of the Target Company have followed all required legal procedures, including resolutions, notifications, and filings. The transfer process is legal and compliant, and all consideration for past share transfers has been fully paid in accordance with the relevant contracts. The shareholders of the Target Company have never issued or promised to issue any rights or interests beyond existing shareholder equity, such as equity, bonds, preemptive rights, warrants, convertible securities, options, employee stock incentives, or similar or equivalent interests, that would obligate the Target Company or its shareholders to incur any cost or obligation to issue or sell additional shares. No nominee shareholding or similar arrangement exists in relation to the Target Company’s shares, and there are no pledges, mortgages, encumbrances, or any third-party rights (including but not limited to conditional sales, retention of title arrangements, lease arrangements with similar effects, or indemnity designations). The Transferor has the legal right to transfer its shares in the Target Company.

5.1.3	No Hindrance. There are no circumstances that would or could delay, restrict, or hinder the performance of obligations under the transaction documents by the Commitment parties. The Target Company holds no state-owned assets of the PRC, and no state-owned asset valuation or approval for disposal is required under Mainland China laws or regulations for the completion of this transaction.

5.1.4	Valid Authorization. The Commitment parties have duly signed this Agreement and the other transaction documents to which they are party. They have obtained all necessary authorizations, licenses, and approvals (including internal corporate approvals) for the execution, delivery, and performance of the foregoing documents and the rights and obligations under them. The obligations and liabilities of the Commitment parties under this Agreement and other transaction documents are legal, valid, and enforceable.

5.1.5	No Conflict. The execution, delivery, and performance of this Agreement and the transaction documents by the Commitment parties do not:.(i)violate any laws of the Hong Kong SAR;(ii)conflict with the articles of association or other organizational documents of the Target Company or the Commitment parties;(iii)violate any court judgment, ruling, arbitral award, administrative decision, or order binding upon them;(iv)breach any contract or agreement binding upon them or their assets;or (v)trigger any third-party claims against them.

5.1.6	No Guarantees. The Target Company has not acted as a guarantor, indemnifier, surety, or obligor for any liabilities of the Transferor or any third party, and has not provided any guarantee for any such debts or interests.

5.1.7	Approval and Permission. The Target Company has never engaged in business operations without appropriate approvals. It has obtained all approvals, certificates, and licenses necessary or appropriate for conducting its business as stated in its business registration. Each approval or license is valid, binding, and has passed all required inspections such as annual reviews. No event exists that could result in any suspension, cancellation, revocation, restriction, non-renewal, or invalidation.

5.1.8	External Investments and Branch Offices. The Target Company has not established any branch, representative office, or place of business in Hong Kong or any other jurisdiction. All prior outbound equity investments have been fully divested. There are currently no external equity investments or subsidiaries.

5.1.9	Financial information. The Commitment parties have provided to the Transferee the valuation report of the Target Company issued from its establishment up to June 30, 2025 (the “Valuation Report Benchmark Date”) (the “Valuation Report”). The Valuation Report covers all relevant and material financial and operational information of the Target Company, and provides a true and fair reflection of the Target Company’s assets, liabilities, financial condition, operating results, and appraised value as of the Benchmark Date and during the relevant period. The financial and valuation information of the Target Company disclosed in the Valuation Report is true, accurate, and complete in all respects, and does not contain any false records, material omissions, or misleading statements.

5.1.10	No Encumbrance. There are no orders, requests, applications, decisions, rulings, resolutions, or actions requiring the dissolution, bankruptcy, suspension, or liquidation of the Target Company. No liens, execution judgments, or subpoenas exist over its assets.

5.1.11	Taxes and fees. The Target Company complies with all applicable tax regulations, has not received any demand notices from tax authorities or any other competent authorities, is not subject to any pending audits, investigations, or disputes, and there are no circumstances under which tax authorities or other competent authorities may claim taxes from the Target Company..

5.1.12	No changes. From the date when the valuation report is issued to the Closing date: (i) The target company has not occurred and is not expected to have significant adverse effects; (ii) Unless otherwise specified in this agreement or agreed by the transferee in writing in advance, the target company has not had any of the following events:

(1)	Any matters mentioned in Items (1) to (8) of Article 6.1.1 of this Agreement;

(2)	Any litigation, arbitration or administrative or judicial investigation (except routine administrative inspection) against the target company, or litigation or arbitration initiated by the target company;

(3)	Suffer any significant adverse impact;

(4)	Commit, agree or allow to take any action specified in the above paragraph.

5.1.13	Tangible Assets (if any). The Commitment parties have truthfully, accurately, and completely disclosed to the Transferee all tangible assets owned or entitled to be used by the Target Company as of the Signing Date. The Target Company holds lawful ownership and the right to use such tangible assets and is able to operate them independently. Such tangible assets are free from any encumbrances and are in good and operable condition (except for normal wear and tear). The Target Company’s use or operation of the tangible assets complies with the laws of the Hong Kong Special Administrative Region and does not infringe upon the rights or interests of any third party.

5.1.14	Real Property (if any). The Commitment parties have truthfully, accurately, and completely disclosed to the Transferee all real properties (including but not limited to office premises) owned or entitled to be used by the Target Company as of the Signing Date. The Target Company has the legal right to possess, own, or lawfully lease such real property. The Target Company’s use or operation of such real property complies with the laws of the Hong Kong Special Administrative Region and does not infringe upon the rights or interests of any third party.

5.1.15	Intangible Assets (if any). The Commitment parties have truthfully, accurately, and completely disclosed to the Transferee all intangible assets owned or entitled to be used by the Target Company as of the Signing Date. The Target Company legally owns or has the legal right to use such intangible assets. All such intangible assets are valid and enforceable under applicable laws, and there are no circumstances that may render them invalid or unenforceable. These intangible assets are not subject to any encumbrances. The ownership and/or use of such intangible assets by the Target Company does not and has not infringed upon any third-party intellectual property rights or other lawful rights and interests, and all required registrations, filings, or recordal procedures under applicable law have been duly completed.

5.1.16	Contracts in Performance (if any). The Commitment parties have truthfully, accurately, and completely disclosed to the Transferee all contracts entered into by the Target Company with any of its suppliers, customers, other business partners, the Transferor, or any of its Affiliates that are still in effect or not yet fully performed as of the Signing Date (collectively, the “Contracts in Performance”). All Contracts in Performance are legal, valid, binding upon, and enforceable against the respective parties thereto.

5.1.17	Employment Matters (if any). The Commitment parties have truthfully, accurately, and completely disclosed to the Transferee the names, employing entity, department, employment commencement date, and status of written employment agreements (if any) of all employees of the Target Company as of the Signing Date. The Target Company has not violated any applicable employment-related laws of the Hong Kong Special Administrative Region, nor does it have any liabilities, contingent liabilities, or unpaid expenses arising from such laws. The Target Company does not owe any severance, compensation, or other similar employment-related payments in respect of any termination of employment. There are no existing or potential labor disputes or employment-related controversies between the Target Company and its current or former employees.

5.1.18	Related Party Transactions. There are no related party transactions between the Target Company and any of its shareholders, directors, senior management, employees, or any of their respective related parties. All related party transactions of the Target Company (if any) have been conducted on an arm’s length basis and at fair market value, and there has been no transfer of benefits or other conduct detrimental to the interests of the Target Company.

5.1.19	Legal and Administrative Procedures. There are no unresolved, pending, or, to the knowledge of the Commitment parties, threatened lawsuits, arbitrations, administrative investigations, administrative penalties, enforcement actions, or other legal or administrative proceedings or claims against or affecting the Target Company, any of its assets, rights, licenses, operations, or business. No events, circumstances, or situations have occurred that may reasonably be expected to give rise to any such legal or administrative proceedings.

5.1.20	Compliance with Laws. The Target Company has at all times fully complied in all respects with all applicable laws of the Hong Kong Special Administrative Region and other applicable jurisdictions in connection with its business conduct, operations, ownership, management, and use of its assets and properties. There have been no events, circumstances, or situations that may reasonably be expected to constitute or directly or indirectly lead to any violation of such laws.

5.1.21	Anti-Corruption. Neither the Transferor, the Target Company, nor any of their employees, directors, representatives, or agents has ever engaged in or participated in any conduct prohibited under the anti-bribery, anti-corruption, anti-money laundering, anti-fraud, anti-terrorism, economic sanctions, or anti-boycott laws, regulations, rules, or measures of China or any other jurisdiction (“Anti-Corruption Laws”).

5.1.22	No Brokers or Agents. The Target Company has not engaged any investment bank, financial advisor, broker, or intermediary who may be entitled to any commission in connection with the transaction contemplated under this Agreement, nor has it incurred any obligation to pay any such fees or commissions.

5.1.23	Information disclosure. The Commitment parties have truthfully, completely and accurately disclosed to the transferee: (i) all information, documents, and materials requested by the Transferee, as well as any information, documents, and materials that are or may be materially relevant to the performance of this Agreement by any Commitment party;(ii) all information, documents, and materials that have or may have a material impact on the Transferee’s willingness to enter into or perform this Agreement.All documents, materials, and information provided to the Transferee by the Commitment parties before and after the signing of this Agreement are, in all material respects, true, accurate, complete, and not misleading, and do not omit to disclose any matters that should have been disclosed and that would result in a material adverse effect on the Target Company or materially affect the Transferee’s decision to proceed with the proposed transaction under this Agreement.

5.2	From the signing date of this agreement (including the signing date of this agreement) to the Closing date (including the Closing date), each party to this agreement respectively makes the following representations and guarantees to the other party:

5.2.1	Valid Existence. It is a legal entity duly incorporated and validly existing under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China.

5.2.2	Valid Authorization. It has duly executed this Agreement and the other Transaction Documents to which it is a party. It has obtained all necessary authorizations, licenses, and approvals (including but not limited to internal approvals) required for the execution, delivery, and performance of this Agreement and the other Transaction Documents to which it is a party. It has the legal capacity to enter into this Agreement and the other Transaction Documents to which it is a party and to perform its obligations thereunder. Its obligations and liabilities under this Agreement and such other Transaction Documents are legal, valid, and enforceable.

5.2.3	No conflict. Its signing, delivery and performance of this Agreement, other transaction documents to which it is a party and its rights and obligations under the transaction documents will not violate the laws of the Hong Kong Special Administrative Region of the People’s Republic of China; Will not violate its articles of association or other organizational documents; It will not violate the court judgment, ruling, arbitral tribunal ruling, administrative decision or order that is binding or applicable to it.

5.3	Existence of representations and warranties. All representations and warranties made under or in connection with this Agreement shall remain valid and in full force after the execution of this Agreement and the completion of the transfer of the Target Equity contemplated under this Agreement.

Article 6 Commitment of the Promisor and the Transferee

6.1	Covenants of the Commitment parties. With respect to matters concerning the Target Company, the Commitment parties make the following covenants.

6.1.1	Obligations During the Interim Period. From the signing date to the Closing date, without the prior written consent of the transferee, the target company shall not, and other promising parties shall urge the target company not to:

(1)	Increase or decrease the registered capital of the target company, transfer the equity of the target company, or establish or allow the establishment of any rights burden on any part of the equity of the target company;

(2)	Merge, merge or be merged by any third party, or purchase any assets, or invest in any entity;

(3)	Revise the articles of association of the target company (except as expressly stipulated in the transaction documents);

(4)	Change any accounting method or accounting practice or system of the target company, except the changes required by the applicable accounting standards;

(5)	Providing loans to third parties or providing guarantees for the debts of any third party; Any debt incurred, inherited or incurred after the issuance of the valuation report;

(6)	Initiate or settle any litigation, arbitration or administrative proceedings;

(7)	Transfer the book cash of the target company through various means;

(8)	Make any arrangement, commitment or agreement on any of the above matters.

6.1.2	The right to consult and know. From the signing date to the Closing date, the Commitment parties shall assist the transferee in obtaining any information about the finance and operation of the target company that it reasonably requests. In addition, the Commitment parties shall immediately notify the transferee of any litigation, arbitration or administrative procedure related to the target equity or the assets, finance and/or income of the target company. The right of inspection provided to the transferee under this agreement and the transferee’s knowledge and review of the information provided will not affect or limit any statement and guarantee made by the promisor under this agreement in any way.

6.1.3	Negotiation with the transferee. Subject to the provisions of Article 6.1.1 of this Agreement, from the signing date to the Closing date, the Commitment parties shall immediately inform the transferee in writing of the following information it has learned and discuss it with the transferee: All events, circumstances, facts and circumstances that will or can reasonably be expected to cause any delivery preconditions to be unsatisfied, or may cause the promisee to violate its statements or guarantees or commitments in the transaction documents.

6.1.4	Waiver and immunity. The Transferor confirms and agrees that at the closing date of this transaction, it waives any right requests, demands, claims or claims (if any) enjoyed by the Target Company, and the Target Company has no unfulfilled obligations or responsibilities to the Transferor.

6.1.5	Company Change Formalities. The Transferor shall procure the Target Company, and the Target Company shall, within fifteen (15) Business Days of the Signing Date and in accordance with the instructions of the Transferee, complete all internal procedures in connection with the share transfer contemplated under this Agreement, including but not limited to:(i) convening a board meeting to approve the share transfer, changes in key personnel, and other necessary matters;(ii) updating the register of shareholders to reflect the Transferee or its designated Affiliate as the sole shareholder holding 100% of the issued shares of the Target Company;(iii) submitting the necessary documents to the Hong Kong Companies Registry in connection with changes in directors and company secretary (if applicable) and obtaining confirmation of receipt; and(iv) executing and delivering the updated register of shareholders, register of directors and company secretary, company seal, and other relevant corporate documents.The completion of such procedures shall be subject to the full payment of the Transfer Price by the Transferee in accordance with Clause 3.1.4 of this Agreement. The Parties further confirm that the substantive terms of such documents and procedures shall be consistent with this Agreement; in the event of any inconsistency, this Agreement shall prevail. If the Transferee designates an Affiliate as the shareholding entity, the completion of such procedures by the Target Company shall be conditional upon the execution of a supplemental agreement in a form and substance satisfactory to all Parties.

6.1.6	Obligation to cooperate. The Commitment parties shall do its best to take or cause all necessary actions, provide all necessary documents and cooperation, (i) assist the transferee to take over the target company as soon as possible after the Closing date; (ii) Assist the transferee to complete the relevant follow-up matters (if any) caused by the change of the transaction of the target company as soon as possible after the Closing date. The Commitment parties promise that, in addition to the aforementioned cooperation obligations, if the target company has any other matters that need to be connected or communicated with government departments or any third party (for the avoidance of doubt, whether these matters occur before or after the Closing date), and these matters involve this transaction, or involve any matters of the target company and/or the Commitment parties before the Closing date, The Commitment parties shall do its utmost to take or urge all necessary actions, provide all necessary documents and cooperation, and assist the transferee and the target.

6.2	Covenants of the Transferee.

6.2.1	The transferee promises that it will fulfill any commitments it has made to the transferor and its related parties in accordance with this Agreement and any supplementary agreements to this Agreement (if any).

6.2.2	The transferee promises to fulfill the obligation to pay the transfer consideration in accordance with this Agreement and any supplementary agreements to this Agreement (if any).

Article 7 Premise of Delivery

7.1	Prerequisites for delivery by the transferee. The transferee shall complete the obligations under Article 3.1 and the obligations (if any) confirmed by all parties in writing on the Closing date, on the premise that all the following conditions are met, or the transferee decides to waive them in writing in advance.

7.1.1	Sign the transaction documents. Each party has duly signed the transaction documents of which it is a party and delivered the signed transaction documents to the transferee.

7.1.2	Representations, warranties and commitments. The statements and warranties of the parties in this agreement are true, accurate, complete and not misleading in all aspects from the signing date of this agreement (including the signing date of this agreement) to the Closing date (including the Closing date). All the promised parties in this agreement have fulfilled or abided by their major commitments, obligations and agreements under the transaction documents that should be fulfilled or abided by on or before the Closing date (in particular, the on-site handover procedures under Article 4.3 of this agreement should be completed).

7.1.3	No Legal Proceedings. There is no existing, pending, or potential administrative or judicial proceeding, or any claim raised by any governmental authority or any other party, that in the reasonable opinion of the Transferee, may result in this Transaction being prohibited, restricted, or otherwise hindered in whole or in any material respect, or may otherwise result in objection, claim, or other remedy in whole or in any material respect in relation to this Transaction, or may impose restrictions, conditions, or interferences on this Transaction in whole or in any material respect.

7.1.4	There are no legal restrictions. There is no effective laws of the Hong Kong Special Administrative Region or other applicable laws or any agreement, contract or document that prohibits or restricts the completion of this transaction.

7.1.5	Approval procedure. The shareholders (meeting) and the board of directors/executive director of the target company have formally passed relevant written resolutions, (i) approving the signing, delivery and performance of the transaction documents, and waiving any other rights that may affect the transaction, such as their preemptive right, (ii) adopting the new articles of association of the target company (“the new articles of association”) that satisfy the transferee, (iii)Remove the current legal representative, person in charge, director (or executive director), supervisor, manager, enterprise contact person, financial director and other key personnel of the target company (“original key personnel resign”), and elect new legal representative, person in charge, directors (or executive director), supervisors and managers, enterprise contact person, financial director and other key personnel of each target company appointed by the transferee (“New Key Personnel Selection”). In addition, the Target Company has obtained or completed all the approvals, registrations, filing, consents or exemptions (if applicable) of the competent government departments and third parties required for signing, delivering and performing the transaction documents and completing the transactions under the transaction documents.

7.1.6	Change bank account. The commitment party has submitted an application to the bank according to the requirements of the transferee and completed the change of the reserved name stamp of all bank accounts of the target company to the reserved name stamp of the person designated by the transferee.

7.1.7	The approval procedure of the transferee. The transferee’s shareholders’ meeting (if applicable) and/or the board of directors have formally passed relevant written resolutions to approve the signing, delivery and performance of the transaction documents.

7.1.8	Letter of proof that the preconditions for delivery have been met. Each commitment party has signed and issued to the transferee a letter of proof that the preconditions for delivery are satisfied in the form and content as shown in Annex II to this Agreement, confirming that all the preconditions for delivery under this Article 7.1 have been satisfied.

7.2	The commitment party shall ensure that the preconditions for delivery mentioned in Article 7.1 of this Agreement are met as soon as possible, and the Closing date is in any case not later than December 16, 2025 or other time agreed by the transferor and the transferee (the “delivery deadline”). After the signing of this agreement, if any of the delivery preconditions mentioned in Article 7.1 of this agreement are not met before the delivery deadline or the transferee is exempted in writing, the transferee has the right to terminate this agreement by written notice in accordance with Article 9 of this agreement.

Article 8 Breach of Contract and Compensation

8.1	General liability for breach. If either party violates any statement, warranty, commitment, agreement or other provisions under this Agreement, or any statement/warranty made by any party under this Agreement is untrue, inaccurate, incomplete or misleading, thus causing the other party to bear any expenses, responsibilities or suffer any losses (“compensable losses”), the breaching party or the party making false statements shall compensate the other party for all the compensable losses.

8.2	Specific liability for breach. The Commitment parties respectively and jointly agree that for any compensable losses suffered, suffered or incurred by the transferee and/or (if the delivery occurs) the target company directly or indirectly in connection with or due to the following matters, or against the above-mentioned parties and/or their affiliates, directors, partners, shareholders, employees, agents and representatives (collectively referred to as “indemnified persons”), The Commitment parties shall jointly compensate the indemnified persons, provide defense for the indemnified persons and hold them harmless:

8.2.1	Any obligation, responsibility, fine or punishment borne by the compensated person due to this transaction.

8.2.2	Any of the following actions by the Transferor or the Target Company prior to the Closing Date:(i) any violation of the laws of the Hong Kong Special Administrative Region, anti-corruption laws, or any other applicable laws or regulations, or any approvals;(ii) any breach of any contracts or agreements to which it is a party or by which it is bound;(iii) any infringement of the rights or interests of any third party (including but not limited to intellectual property rights, trade secrets, and personal privacy information);(iv) failure to declare, underpay, fail to withhold and pay, or otherwise fail to comply with lawful and compliant payment of any due taxes under the laws of the Hong Kong Special Administrative Region (including but not limited to value-added tax, cultural construction fees), or social insurance contributions (including any related fines, additional fees, penalties, and interest).

8.3	The Transferor hereby confirms, agrees and promises that it shall not claim compensation from the Target Company for the compensation claimed by the Indemnitee under this Agreement, and it shall not require the Target Company to compensate any compensation or compensation paid by it to the Indemnitee under this Agreement.

Article 9 Termination of Agreement

9.1	Situation of Termination of Agreement

This agreement can be dissolved in the following ways:

9.1.1	The parties to this agreement shall jointly agree in writing to terminate the agreement and determine the effective time of termination;

9.1.2	Before the Closing date, any party (unless otherwise agreed in the following clauses) may notify the other party in writing to terminate this Agreement when the following circumstances occur:

(1)	As far as the transferee has the right to terminate this agreement, the delivery preconditions agreed in Article 7.1 of this agreement have not been met before the delivery deadline and the transferee has not been exempted in writing;

(2)	The statement or guarantee of any other party is untrue, inaccurate, incomplete, omitted or misleading at the time of making or the Closing date, and has had or may have a significant adverse impact on the target company or the parties’ performance of this agreement or the completion of this transaction;

(3)	Any other party to this Agreement commits a major breach of contract, and the breaching party fails to correct the breach of contract within thirty (30) days after receiving the notice from the transferee requesting correction;

(4)	Any other party to this Agreement enters into any voluntary or compulsory bankruptcy proceedings (unless such proceedings are cancelled within 90 days after the commencement), or any other party is declared bankrupt by the court or other government agencies;

(5)	Due to force majeure, the performance of this agreement has been seriously disturbed for more than 6 months; or

(6)	Major changes in any applicable laws of the Hong Kong Special Administrative Region or the interpretations, or revisions, supplements or revocations of any applicable laws and regulations or the interpretations by any government agency, which leads to the failure to achieve the main purpose under this Agreement or the failure of the transferee to realize the main interests under this Agreement.

9.2	Effect of Termination of Agreement

9.2.1	Unless otherwise agreed in this agreement, when this agreement is dissolved in accordance with any of the above-mentioned clauses 9.1, this agreement will be null and void, but Articles 8 to 12 of this agreement will remain valid.

9.2.2	Unless otherwise agreed in this Agreement, after the dissolution of this Agreement, all parties to this Agreement shall do their best to restore the status before the signing of this Agreement within thirty (30) days or other periods confirmed by the parties, including but not limited to the transferee’s transfer of the target equity to the transferor, and the transferor shall and shall ensure that the transferor designates the subject (1) to return the received equity for consideration to the transferor; And (2) with the consent of the transferee, return the transfer consideration corresponding to the converted consideration equity to the bank account designated by the transferee. The dissolution of this Agreement shall not affect any party’s right to compensation or compensation under this Agreement.

Article 10 Force Majeure

10.1	If either party fails to perform or cannot fully perform this Agreement directly due to earthquake, typhoon, flood, fire, epidemic disease, war, riot, hostile action, public unrest, strike, plague, serious infectious disease and any other unforeseeable and unavoidable force majeure event (“Force Majeure”), the party affected by the above force majeure will not perform or partially perform this Agreement. However, the affected party shall immediately and without delay send a written notice to the other parties in accordance with the notification method agreed in Article 12.8 of this Agreement, and shall provide the details of the force majeure event to the other parties within fifteen days after sending the written notice, explaining the reasons for its failure to perform, partial failure to perform or delay in performance.

10.2	If the party claiming force majeure fails to notify other parties and provide appropriate proof according to the above provisions, it shall not be exempted from the responsibility of failing to fulfil its obligations under this agreement. The party affected by the force majeure shall make reasonable efforts to reduce the consequences caused by the force majeure and resume performing all relevant obligations as soon as possible after the termination of the force majeure. If the party affected by force majeure fails to resume the performance of the relevant obligations after the reasons for temporarily exempting the performance of the obligations due to force majeure disappear, the party shall be liable to the other parties.

10.3	When force majeure occurs, all parties shall immediately consult with each other in order to reach a fair solution and shall make all reasonable efforts to minimize the consequences caused by the force majeure.

Article 11 Privacy Policy

11.1	Each party shall keep confidential the fact that each party has signed this Agreement and the terms of this Agreement, as well as the confidential information, technical secrets of the other party and any oral or written materials exchanged by each other in preparing or performing the transaction documents during the validity period of the transaction documents, and shall not disclose the aforementioned information to any third party.

11.2	The transferor and its respective shareholders, partners and actual shareholders understand that after the Closing date, trade secrets are extremely important to the target company and/or the transferee, and the disclosure of such trade secrets may directly or indirectly benefit the competitors of the target company and/or the transferee, and damage the interests of the target company and/or the transferee and/or their respective related parties. Therefore, the transferor agrees that after the signing of this agreement, except for the purpose of promoting the performance of the obligations of the transferor and the target company under this agreement, the transferor shall, and shall urge its respective related parties, as well as its respective directors, managers, employees, accountants, consultants, representatives and agents, to keep all trade secrets confidential, and take all reasonable measures to protect the confidentiality of trade secrets and avoid their disclosure and use, so as to prevent trade secrets from entering the public domain or being unauthorized. After the delivery, without the prior written consent of the transferee, the promisor and the transferor shall not, and urge their respective shareholders, partners and actual rights holders not, disclose, copy or use the trade secrets in any way, and shall fulfill the delivery obligations to the transferee as agreed in Article 4 of this Agreement, or delete or destroy any articles or carriers containing or abstracting the trade secrets as required by the transferee.

11.3	The transferee agrees that before the Closing date, except for the purpose of promoting the performance of its obligations under this Agreement, the transferee shall and shall urge its related parties, directors, managers, employees, accountants, consultants, representatives and agents to keep all business secrets confidential.

11.4	The above restrictions do not apply to: (i) The information is known to the public at the time of disclosure; (ii) The information is disclosed with the prior written consent of the other party; (iii) Disclosed by one party to its related parties, directors, managers, employees, accountants, consultants, representatives and agents who agree to perform confidentiality obligations for the purpose of performing transactions under this Agreement; (iv) One party shall disclose it according to the requirements of the government department or stock exchange that has jurisdiction over it. If feasible, within a reasonable time before making the above disclosure, the disclosing party shall negotiate with other parties about the disclosure, and seek to treat the disclosure as confidential as possible as reasonably requested by other parties.

11.5	Without the prior written consent of each party, neither party shall issue any press release, announcement or other public disclosure on this transaction.

Article 12 Other Agreements

12.1	Effective date. This agreement shall come into force on the date stated at the beginning of this agreement after it is formally signed by all parties (in which the natural person must sign by himself and the corporate legal person or other non-natural person entity must affix its official seal), which constitutes legal, effective and binding rights and obligations for all parties and can be enforced according to the terms of this agreement.

12.2	Applicable law. The signing, entry into force, performance, interpretation, termination and dispute settlement of this Agreement shall be governed by the laws of the Hong Kong Special Administrative Region of the People’s Republic of China.

12.3	Dispute resolution. Any dispute, controversy or complaint arising from or related to this Agreement or its interpretation, violation, termination or validity shall be settled through consultation. These negotiations shall begin immediately when one party to this Agreement requests the other party to settle the dispute through negotiation in writing. If negotiation fails, either party may submit the dispute to the courts of the Hong Kong Special Administrative Region for litigation. Unless otherwise agreed in writing by both parties, the courts of the Hong Kong Special Administrative Region shall have non-exclusive jurisdiction over all disputes under this contract. The jurisdiction agreement in this article shall not affect the right of either party to bring a lawsuit to other courts with jurisdiction within the scope permitted by applicable laws. This agreement shall remain in full force and effect in all aspects except litigation matters during the legal proceedings under this article. Except for the obligations involved in litigation, each party shall continue to perform its obligations and exercise its rights under this agreement.

12.4	Simplified Agreements. Each party agrees that in order to handle the government procedures related to this transaction, each party shall negotiate in good faith to sign other contracts, agreements or documents related to the matters under this agreement (including but not limited to simplified equity transfer agreements or other documents required by governmental authorities and/or for tax reporting purposes, if applicable), but in case of any contradiction or inconsistency between these contracts, agreements or documents and this agreement, this agreement shall prevail.

12.5	Overall agreement. This agreement is the overall agreement reached between the parties to this agreement on the matters involved in this agreement, replacing all oral or written, express or implied agreements, agreements, statements and conditions made before the signing of this agreement.

12.6	Abstain. Neither party’s failure to exercise or delay in exercising any rights or remedies stipulated in this Agreement and its amendment or supplementary agreement shall constitute or be deemed as a waiver; Any single or partial exercise of the above rights and remedies should not hinder the further exercise of the rights and remedies.

12.7	Separability. If any provision in this Agreement is judged to be illegal, invalid or unenforceable, all parties agree that the provision shall be enforced to the maximum extent possible to realize the intention of all parties, and the validity, legality and enforceability of all other provisions in this Agreement will not be impaired in any way. If it is necessary to make the intentions of the parties effective, the parties will negotiate in good faith to amend the agreement and replace the unenforceable words with words that are as close as possible to the above intentions and can be enforced.

12.8	Notice. Any notice or other communication (“notice”) related to this Agreement sent by one party to the other party shall be in written form and delivered to the notified party at the following mailing address or mailing number or email address, and the names of the following contacts shall be indicated to constitute an effective notice. The delivery time of various communication modes listed in the next paragraph shall be determined in the following ways: (i) The notice presented in person shall be deemed to have been delivered when the notified person signs for it; (ii) Notices that can be sent by mail shall be sent by registered express mail or express mail. Registered express mail shall be deemed as delivered on the seventh (7) day after posting, and express mail shall be deemed as delivered when the notified person signs for it. (iii) A notice sent by email is deemed to have actually been delivered when the email reaches the recipient’s email system. If the above mailing address or notification method of any party changes (the “changing party”), the changing party shall notify the other party within seven (7) days after the change. If the changing party fails to notify in time as agreed, the changing party shall bear the losses caused thereby.

Transferor: AGM Group Holdings Inc.

Address:

Telephone:

Contact person:

Target company (before delivery) : AGM Technology Limited

Address:

Telephone:

Contact person:

Transferee and Target Company (after delivery) : Peng Liu

Address:

Telephone:

Contact person:

12.9	Use of names. Without the prior written consent of the other party, neither party shall use, publish or copy the name of the other party or any of its related parties or any similar company name, trade name, trademark, product or service name, domain name, logo, logo or special description to enable a third party to identify the other party or any of its related parties for any marketing, advertising, promotion or other purposes.

12.10	Transfer and Assignment. This Agreement shall be valid for the successors and assignees of all parties, and the above-mentioned successors and assignees may enjoy the rights and interests and undertake the obligations under this Agreement. The transferee has the right to assign and transfer its rights, interests and obligations under this agreement and other transaction documents to its related parties. Without the prior written consent of the transferee, no other party may assign or transfer any of its rights or obligations under this Agreement.

12.11	Amendments and supplements to this agreement. All parties shall amend and supplement this agreement in the form of written agreement. The modification agreement and supplementary agreement signed by all parties concerned are an integral part of this agreement and have the same legal effect as this agreement.

12.12	Attachment. Annexes to this Agreement are an integral part of this Agreement, and they are complementary to the main body of this Agreement and have the same legal effect. In case of any conflict between annexes to this Agreement and this Agreement, the agreement in the main body of this Agreement shall prevail and shall be modified accordingly.

12.13	Language and text. This agreement is made in Chinese. This agreement can be signed in multiple copies, each of which has the same legal effect.

(There is no text below this page)

In witness whereof, each party to this Agreement has caused its duly authorized representatives to sign this Agreement on the date first written.

Target company:

AGM Technology Limited (Stamp)

By(print):
Name:
Title:

Signature Page of the Equity Transfer Agreement of AGM Technology Limited

In witness whereof, each party to this Agreement has caused its duly authorized representatives to sign this Agreement on the date first written.

Transferor:

AGM Group Holdings Inc. (Stamp)

By(print):
Name:
Title:

Signature Page of the Equity Transfer Agreement of AGM Technology Limited

In witness whereof, each party to this Agreement has caused its duly authorized representatives to sign this Agreement on the date first written.

Transferee:

(Stamp)

Peng Liu

Signature Page of the Equity Transfer Agreement of AGM Technology Limited

Annex I Ownership Structure of the Target Company

Part I Ownership Structure of Target Company before Closing Date

As of the signing date of this Agreement, the shareholding structure of AGM Technology Limited is as follows:

	Shareholder	Shareholding ratio	Remarks
1.	AGM Group Holdings Inc.	100.00%	Transferor
Total		100.00%	—

Part II Ownership Structure of the Target Company from the Closing Date

Since the Closing date, the shareholding structure of AGM Technology Limited is as follows:

	Shareholder	Shareholding ratio	Remarks
1.	Peng Liu	100.00%	Transferee
Total		100.00%	—

Annex

Annex II Letter of Proof that the Preconditions for Delivery are Met

According to the Equity Transfer Agreement of AGM Technology Limited signed by AGM Technology Limited (the “Target Company”), AGM Group Holdings Inc. (the “Transferee”), Peng Liu (the “Transferee”) and other relevant parties on September 5, 2025 As stipulated in Article 7.1.8 (the “Equity Transfer Agreement”), The Commitment party hereby issues a letter of certification that the preconditions for delivery are met (the “Certificate”) to prove that:

1.	From the signing date of the equity transfer agreement to the date of issuance of this certificate, the statements and guarantees made by the promisor in Article 5 of the equity transfer agreement are completely true, complete, accurate and effective in all important aspects, without any misleading or omission;

2.	As of the date of issuance of this Certificate, all delivery preconditions under Article 7.1 of the equity transfer agreement (except Article 7.1.7, which are confirmed by the transferee) have been met.

Terms not specifically defined in this certificate have the same meanings as those in the equity transfer agreement and its annexes.

In view of this, the following parties signed this certificate on                (date). This certificate shall come into effect as of the date of signing.

[There is no text below this page, it is a signature page]

AGM Group Holdings Inc. (Stamp)

By(print):
Name:
Title:

AGM Technology Limited (Stamp)

By(print):
Name:
Title:

Annex